FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July  2009

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	News Release dated July 25, 2009 Audited Unconsolidated Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date:	July 25, 2009	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Non Banking Subsidiaries

Item 1

ICCI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 25, 2009

Performance Review – Quarter ended June 30, 2009

●	31% increase in standalone profit before tax to Rs. 1, 205 crore for the quarter ended June 30, 2009 from Rs. 922 crore for the quarter ended June 30, 2008

●	21% increase in standalone profit after tax to Rs. 878 crore for the quarter ended June 30, 2009 from Rs. 728 crore for the quarter ended June 30, 2008

●	Current and savings account (CASA) ratio increased to 30.4% at June 30, 2009 from 27.6% at June 30, 2008

●	Strong capital adequacy ratio of 17.4% and Tier-1 capital adequacy ratio of 13.1%; Tier-1 capital adequacy ratio highest among large Indian banks

●	68% increase in consolidated profit after tax to Rs. 1,035 crore for the quarter ended June 30, 2009 from Rs. 617 crore for the quarter ended June 30, 2008

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited , unconsolidated accounts and the unaudited consolidated accounts of the Bank for the quarter ended June 30, 2009.

Profit & loss account

•	Profit before tax increased 31% to Rs. 1, 205 crore (US$ 252 million for the quarter ended June 30, 2009 (Q1- 2010) from Rs. 922 crore (US$ 192 million) for the quarter ended June 30, 2008 (Q1-2009).

•	Profit after tax increased 21% to Rs. 878 crore (US$ 183 million) for Q1-2010 from Rs. .728 crore (US$ 152 million) for Q1-2009.

•
The net interest margin was maintained at 2.4%.  Net interest income for Q1-2010 was Rs. 1,985 crore (US$ 414 million) compared to Rs. 2,090 crore (US$ 436 million) for Q1-2009.  The decrease in net interest income was mainly due to the decrease in advances by 11.6%

ICCI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•
The Bank earned treasury income of Rs. 714 crore (US$ 149 million) in Q1-2010.  The Bank positioned its treasury strategy to benefit from the opportunities in equity and fixed income markets during the quarter.

•
Fee income for Q1-2010 at Rs. 1,319 crore (US$ 275 million) was maintained at about the same level as for the quarter ended March 31, 2009 (Q4-2009).  The lower level of fee income compared to Q1-2009 was due to reduced investment and mergers & acquisition activity in the corporate sector and lower level of fees from distribution of retail financial products, reflecting the continued impact of the adverse global economic conditions on the operating environment.

•
Operating expenses (including direct marketing agency expenses) decreased 20% to Rs. 1,494 crore (US$ 312 million) in Q1-2010 from Rs. 1,862 crore (US$ 389 million) in Q1-2009. The Bank achieved a reduction in the cost/average asset ratio to 1.6% for Q1-2010 from 1.9% for Q1-2009, despite the reduction in total asset.

Balance sheet

The Bank has continued with its strategy of strengthening its deposit franchise and maintaining high capitalization levels.  This is reflected in the Bank’s strong capital adequacy ratio, robust growth in savings account deposits, increase in CASA ratio and reduction in wholesale term deposits.  The Bank has also placed strong emphasis on efficiency improvement and cost rationalization.  The Bank continues to invest in expansion of its branch network to enhance its deposit franchise and create an integrated distribution network for both asset and liability products.

In line with the above strategy, the total capital deposits of the Bank were Rs. 210.236 crore (US$ 43.9 billion,) at June 30, 2009, compared to Rs. 218,348 crore (US $45.6 billion) at March 31, 2009]  During the quarter, the Bank’s savings account deposits increased by Rs. 3,423 crore (US$ 715 million) resulting in an improvement in the CASA ratio to 30.4% at June 30, 2009 from 28.7% at March 31, 2009 and 27.6% at June 30, 2008.

The branch network of the Bank stood at 1,471 at July 24, 2009. The Bank is in the process of implementing the 580 branch licenses received from Reserve Bank of India which would expand the branch network to about 2,000 branches, giving the Bank a wide distribution reach in the country.

Reflecting the moderation in systemic credit offtake and the Bank’s conscious strategy of risk containment, the loan book of the Bank decreased to Rs. 198,102 crore (US$ 41.4 billion) at June 30, 2009 from Rs. 224,146 crore (US$ 46.8

ICCI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

billion) at June 30, 2008.  In Q1-2010, the Bank’s agricultural loan portfolio reduced in line with the seasonal nature of the business.

Capital adequacy

The Bank’s capital adequacy at June 30, 2009 as per Reserve Bank o f India’s Basel 11 norms was 17.4% and Tier-1 capital adequacy was 13.1%, well above RBI’s requirement of total capital adequacy o f 9.0% and Tier-1 capital adequacy of 6. 0%.

Asset quality

At June 30, 2009, the Bank’s net non-performing asset ratio was 2.19% compared to 1.96% at March 31, 2009 reflecting the decline in the loan portfolio during the quarter.

Consolidated profits

Consolidated profit after tax of the Bank increased by 68% from Rs. 617 crore (US$ 129 million) in Q1-2009 to Rs. 1,035 crore (US$ 216 million) in Q1-2010, driven primarily by higher profit after tax of ICICI Bank and sharp reduction in losses of ICICI Prudential Life Insurance Company(ICICI Life).

Overseas banking subsidiaries

ICICI Bank Canada’s profit after tax for Q1-2010 was CAD 8.9 million.  ICICI Bank Canada’s capital position continued to be strong with a capital adequacy ratio of 22.0% at June 30, 2009.  ICICI Bank UK’s profit after tax for Q1-2010 was USD 4.9 million. ICICI Bank UK’s capital position continued to be strong with a capital adequacy ratio of 16.0% at June 30, 2009.  Both ICICI Bank Canada and ICICI Bank UK continued to maintain substantial excess liquidity during the quarter.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) maintained its position as the largest private sector life insurer based on retail new business weighted received premium during April-May 2009. ICICI Life’s total premium in Q1-2010 was Rs. 2,844 crore (US$ 594 million).  ICICI Life’s renewal premium increased by 35%, reflecting the long term sustainability of the business.  New business annualized premium equivalent (APE) in Q1-2010 was Rs. 622 crore (US$ 130 million).  ICICI Life’s unaudited New Business Profit (NBP) in Q1-2010 was Rs. 118 crore (US$ 25 million).  Due to customer acquisition costs, which are not amortised, and reserving for actuarial liability, ICICI Life’s

ICCI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

statutory accounting results reduced the consolidated profit after tax of ICICI Bank by Rs. 27 crore (US$ 6 million) in Q1-20101 (compared to Rs. 238 crore (US$ 50 million) in Q1-2009).  The expense ratio has decreased from 14.5% in Q1-2009 to 11.6% in Q1-2010.  Assets held increased 60% from Rs. 26,967 crore (US$ 5.6 billion) at June 30, 2008 to Rs. 43,035 crore (US$ 9.0 billion) at June 30, 2009.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during April-May 2009.  ICICI General’s premium in Q1-2010 was Rs. 878 crore (US$ 183 million).  ICICI General’s profit after tax for Q1-2010 was Rs. 38 crore (US$ 8 million).

1 Life insurance companies worldwide make accounting losses in initial years due to business set-up and customer acquisition costs in the initial years and reserving for actuarial liability. Further, in India, amortization of acquisition costs is not permitted. If properly priced, life insurance policies are profitable over the life of the policy, but at the time of sale, there is a loss on account of non-amortized expenses and commissions, generally termed as new business strain that emerges out of new business written during the year. New Business Profit (NBP) is an alternate measure of the underlying business profitability (as opposed to the statutory profit or loss) and relevant in the case of companies in their growth phase. NBP is the present value of the profits of the new business written during the year. It is based on standard economic and non-economic assumptions including risk discount rates, investment returns, mortality, expenses and persistency assumptions. Disclosure on economic assumptions is available in the annual report for the year ended March 31, 2009.

ICCI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

		Rs. crore
	Q1-2009	Q1-2010	FY2009
Net interest income	2,090	1,985	8,367
Non-interest income	1,538	2,090	7,603
- Fee income	1,958	1,319	6,524
- Lease and other income	174	57	636
- Treasury income	(594)	714	443
Less:
Operating expense	1,634	1,467	6,306
Direct market agent (DMA)[1] expense	228	27	529
Lease depreciation	52	52	210
Operating profit	1,714	2,529	8,925
Less: Provisions	792	1,324	3,808
Profit before tax	922	1, 205	5,117
Less: Tax	194	327	1,359
Profit after tax	728	878	3,758
1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
2.	Prior period figures have been re-grouped/re-arranged where necessary.

ICCI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

			Rs. crore
	March 31, 2009	June 30, 2008	June 30, 2009
Assets
Cash & bank balances	29,966	35,551	30,528
Advances	218,311	224,146	198,102
Investments	103,058	108,005	114, 247
Fixed & other assets	27,966	26,454	24,542
Total	379,301	394,156	367,419
Liabilities
Networth	49,533	47,394	50,193
- Equity capital	1,113	1,113	1,113
- Reserves	48,420	46, 281	49,080
Preference capital	350	350	350
Deposits	218,348	234,461	210, 236
CASA ratio	28.7%	27.6%	30.4%
Borrowings	92,805	93,823	90,881
Other liabilities	18, 265	18,128	15,759
Total	379,301	394,156	367,419

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as ‘will’, ‘expected to’, etc., and similar expressions or variations of such expressions may constitute ‘forward-looking statements’. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our retail deposit growth strategy, our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and

ICCI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 47.90

Item 2
ICICI Bank
ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra Kurla Complex, Bandra (East), Mumbai 400 051.
Web site:  http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS

(Rupees in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2009	June 30, 2008	March 31, 2009
		(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	7,133.44	7,891.80	31,092.55
	a) Interest/discount on advances/bills	5,086.56	5,754.16	22,323.83
	b) Income on investments	1,576.10	1,888.22	7,403.06
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	200.72	128.95	518.71
	d) Others	270.06	120.47	846.95
2.	Other income	2,089.88	1,538.18	7,603.72
3.	TOTAL INCOME (1)+(2)	9,223.32	9,429.98	38,696.27
4.	Interest expended	5,148.18	5,802.05	22,725.93
5.	Operating expenses (e) + (f) + (g)	1,546.02	1,913.91	7,045.11
	e) Employee cost	466.52	523.22	1,971.70
	f) Direct marketing expenses	27.50	228.33	528.92
	g) Other operating expenses	1,052.00	1,162.36	4,544.49
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	6,694.20	7,715.96	29,771.04
7.	OPERATING PROFIT (3) – (6) (Profit before provisions and contingencies)	2,529.12	1,714.02	8,925.23
8.	Provisions (other than tax) and contingencies	1,323.65	792.49	3,808.26
9.	Exceptional items	--	--	--
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,205.47	921.53	5,116.97
11.	Tax expense (h) + (i)	327.25	193.52	1,358.84
	h) Current period tax	393.05	364.64	1,830.51
	i) Deferred tax adjustment	(65.80)	(171.12)	(471.67)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (10) – (11)	878.22	728.01	3,758.13
13.	Extraordinary items (net of tax expense)	--	--	--
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12) – (13)	878.22	728.01	3,758.13
15.	Paid-up equity share capital (face value Rs. 10/-)	1,113.36	1,113.12	1,113.29
16.	Reserves excluding revaluation reserves	49,080.07	46,280.97	48,419.73
17.	Analytical ratios
	i) Percentage of shares held by Government of India	--	--	--
	ii) Capital adequacy ratio (as per BASEL II)	17.38%	13.42%	15.53%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items net of tax expenses (not annualised for quarter) (in Rs.)	7.89	6.54	33.76
	b) Diluted EPS before and after extraordinary items net of tax expenses (not annualised for quarter) (in Rs.)	7.87	6.51	33.70

(Rupees in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2009	June 30, 2008	March 31, 2009
18.	NPA Ratio[1]	(Audited)	(Audited)	(Audited)
	i) Gross non-performing advances (net of technical write-off)	9,416.32	8,511.36	9,649.31
	ii) Net non-performing advances	4,607.84	4,033.57	4,553.94
	iii) % of gross non-performing advances (net of technical write-off) to gross advances	4.63%	3.72%	4.32%
	iv) % of net non-performing advances to net advances	2.33%	1.80%	2.09%
19.	Return on assets (annualised)	0.95%	0.73%	0.98%
20.	Public shareholding
	i) No. of shares	1,113,324,087	1,113,092,261	1,113,250,642
	ii) Percentage of shareholding	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	--	--	--
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	--	--	--
	c) Percentage of shares (as a % of the total share capital of the bank)	--	--	--
	ii) Non-encumbered	--	--	--
	a) No. of shares	--	--	--
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	--	--	--
	c) Percentage of shares (as a % of the total share capital of the bank)	--	--	--
22.	Deposits	210,236.01	234,460.77	218,347.82
23.	Advances	198,101.87	224,145.92	218,310.85
24.	Total assets	367,418.92	394,156.03	379,300.96

1.
The percentage of gross non-performing customer assets to gross customer assets was 4.38% and net non-performing customer assets to net customer assets was 2.19% at June 30, 2009. Customer assets include advances and credit substitutes.

CONSOLIDATED FINANCIAL RESULTS

(Rupees in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2009	June 30, 2008	March 31, 2009
		(Unaudited)	(Unaudited)	(Audited)
1.	Total income	14,615.06	14,644.30	64,153.08
2.	Net profit	1,035.26	617.27	3,576.95
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for quarter) (in Rs.)	9.30	5.55	32.13
	b) Diluted EPS (not annualised for quarter) (in Rs.)	9.27	5.52	32.07

SEGMENTAL UNCONSOLIDATED RESULTS IF ICICI BANK LIMITED
(Rupees in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2009	June 30, 2008	March 31, 2009
		(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	4,936.18	6,077.58	23,015.21
b	Wholesale Banking	5,593.90	6,688.98	24,807.71
c	Treasury	7,363.59	6,777.85	29,590.87
d	Other Banking	53.91	76.17	612.57
	Total revenue	17,947.58	19,620.58	78,026.36
	Less: Inter Segment Revenue	8,724.26	10,190.60	39,330.09
	Income from operations	9,223.32	9,429.98	38,696.27
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	(437.33)	128.70	58.05
b	Wholesale Banking	576.65	1,190.63	3,413.31
c	Treasury	1,097.99	(409.33)	1,284.35
d	Other Banking	(31.84)	11.53	361.26
	Total segment results	1,205.47	921.53	5,116.97
	Unallocated expenses	--	--	--
	Profit before tax	1,205.47	921.53	5,116.97
3.	Capital employed (i.e. Segment Assets – Segment Liabilities)
a	Retail Banking	(25,073.15)	(3,638.20)	(15,889.85)
b	Wholesale Banking	18,016.68	(1,508.52)	24,549.79
c	Treasury	53,960.40	46,579.82	36,988.70
d	Other Banking	600.58	1,058.02	572.04
e	Unallocated	3,038.92	5,252.97	3,662.34
	Total	50,543.43	47,744.09	49,883.02

Notes on segmental results

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosure on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury” includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes

1.	The financials have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.
2.	During the three months ended June 30, 2009, the Bank has allotted 73,445 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
3.	Status of equity investors’ complaints/grievances for the three months ended June 30, 2009:

Opening balance	Additions	Disposals	Closing balance
0	11	11	0

4.	Provision for current period tax includes Rs. 7.48 crore towards provision for fringe benefit tax for the three months ended June 30, 2009 (Rs. 34.20 crore for the year ended March 31, 2009).
5.	Previous period/year figures have been regrouped/reclassified where necessary to conform to current period/year classification.
6.	The above financial results have been approved by the Board of Directors at its meeting held on July 25, 2009.
7.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co., Chartered Accountants.
8.	Rs. 1 crore = Rs. 10 million.

/s/ N.S. Kannan
Place: Mumbai	N. S. Kannan
Date: July 25, 2009	Executive Director & CFO